NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

April 17, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)

Form 20-F for Fiscal Year Ended May 31, 2011 (“2011 Form 20-F”)

Filed on October 14, 2011

File No. 001-32993

Dear Mr. Spirgel, Ms. Beukenkamp, Mr. Fischer, Ms. Leon and Ms. Adams,

This letter sets forth the Company’s responses to the comments contained in the letter dated April 2, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The comments are repeated below and followed by the responses thereto.

Risk Factors, page 5

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

In response to the Staff’s comment, the Company proposes to include in its future Form 20-F filings the following risk factor disclosure:

“Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.”

Risks Related to Our Corporate Structure, page 13

2.	In future filings, please revise your Risk Factors section, and other sections as appropriate, to disclose whether your equity pledge agreements are properly registered with the PRC authorities. If any of your equity pledge agreements are not registered or registration is pending please describe the circumstances and describe the risk this may pose to your business. Additionally, please revise to discuss whether the equity pledge agreement is an agreement collateralizing the security interest, effective if registered, or an indicator of control for consolidation purposes.

The Company respectfully advises the Staff that in December 2011, in order to further strengthen its corporate structure, it caused the then ten shareholders of its VIE to transfer all of their equity interests in the VIE to one shareholder, which is a PRC domestic company controlled by the Company’s chairman and chief executive officer. As the share transfer was just recently completed, the Company is currently in the process of registering its equity agreement with this new VIE shareholder and expects that the registration will be completed in the next month. In response to the Staff’s comment, the Company undertakes that in its future Form 20-F filings, it will revise the Risk Factors section, and other sections as appropriate, to disclose whether its equity pledge agreements are properly registered with the PRC authorities.

To the extent that any of its equity pledge agreements are not registered or registration is pending when the Company files its future Form 20-F, the Company will describe the circumstances and describe the risk this may pose to its business as follows:

“The equity pledge by the shareholder of New Oriental China, our variable interest entity, has not been registered with the relevant authority, and we may not be able to enforce the equity pledge against any third parties who acquire the equity interests in good faith in New Oriental China before the pledge is registered.

The sole shareholder of New Oriental China, our variable interest entity, has pledged all of its equity interests in New Oriental China to Beijing Hewstone and Beijing Decision, our wholly-owned subsidiaries, to secure the performance of New Oriental China’s or its subsidiaries’ obligations under the relevant principal agreements, including certain teaching support agreements, new enrollment system development service agreements, website development and use agreements, and trademark license agreements. According to the PRC Property Rights Law, an equity pledge will not be effective as a security property right unless it has been perfected by registering with the relevant local administration for industry and commerce. New Oriental China has not completed the registration of the pledge so far, and the equity pledge, as property rights, has not become effective under the PRC Property Rights Law. Prior to the completion of such registrations, we may not be able to successfully enforce the pledges against any third parties who have acquired equity interests in good faith in New Oriental China. As a result, if New Oriental China or its subsidiaries breach their obligations under the various agreements described above, and there are third parties who have acquired the equity interests in good faith, we would need to resort to legal proceedings for remedies in relation to the equity pledge agreements under the PRC laws and to enforce our contractual rights under the underlying agreements secured by the pledges.”

The Company will also clarify in its future Form 20-F filings that the equity pledge agreement is an agreement collateralizing the security interest, effective if registered, but not an indicator of control for consolidation purposes.

Risks Related to Doing Business in China, page 17

3.	In future filings, please revise this Risk Factor section to include discussion of the risks associated with land use rights, land ownership and leasing obligations in China. We note that your business relies on brick-and-mortar facilities, as well as providing online services.

The Staff’s comments are duly noted. The Company undertakes that it will revise the Risk Factor section in its future Form 20-F filings to include discussion of the risks associated with land use rights, land ownership and leasing obligations in China to the extent that such risks exist when the Company files its future Form 20-F.

Financial Statements

Item 5. Operating and Financial Review and Prospects, page 44

Critical Accounting Policies, page 54

4.	We note that your variable interest entity constitutes substantially all of your consolidated operations. In the note disclosures to your financial statements, you state that you consolidate New Oriental Education and its subsidiaries because you believe that you are the primary beneficiary of the VIE. It appears that the assumptions upon which you made this determination require significant judgment and are very important to the portrayal of your financial position and results of operations. In future filings, please revise to disclose information about this critical accounting policy or tell us why you do not think it is necessary.

The Company respectively advises the Staff that it is currently in the process of registering its equity pledge agreement with its new VIE shareholder and expects that the registration will be completed in the next month as mentioned in comment #2 above. With consideration of the advice from our PRC counsel, Tian Yuan Law Firm, the Company believes that each of the VIE contracts is legal, valid, enforceable and admissible as evidence under PRC laws and is binding on the persons expressed to be parties thereto, and the ownership structure of New Oriental China is in compliance with PRC laws, upon the completion of the registration of the equity pledge agreement. As a result, the Company is proposing to include the following assumptions relating to its consolidation of VIEs in the “Critical Accounting Policies” section under Item 5 of its future annual reports on Form 20-F:

“Consolidation of Variable Interest Entity

Regulations of the PRC restrict direct foreign ownership of business entities providing educational services in the PRC where certain licenses are required. To comply with the PRC laws and regulations, we conduct substantially all of our business through our variable interest entity (“VIE”), New Oriental China. New Oriental China is wholly owned by a PRC person and has obtained the licenses necessary to provide educational services in the PRC.

Since the establishment of New Oriental China, we have designed the structure such that we are the primary beneficiary of New Oriental China:

(a)	The nominee shareholder of New Oriental China lacks direct or indirect ability to make decisions regarding the activities of New Oriental China that could have a significant impact on the economic performance of New Oriental China. All of the voting rights of New Oriental China’s nominee shareholders have been transferred to us so that we have effective control over New Oriental China; and

(b)	The nominee shareholder of New Oriental China does not have the right to receive the expected residual returns of New Oriental China, while such right has been transferred to us so that we are the primary beneficiary of New Oriental China.

In order to achieve such purpose, we have entered into a series of contractual agreements with New Oriental China and/or its nominee shareholder, including trademark license agreements, new enrollment system development service agreements, equity pledge agreement and exclusive option agreement. Through those contractual arrangements, we have the right to: (i) exercise 100% of the voting rights of New Oriental China’s shareholder and (ii) nominate the members of New Oriental China’s board of directors and senior management. As a result, we have the power to direct the activities of New Oriental China that most significantly impacts New Oriental China’s economic performance, including the power to, pursuant to the articles of association of New Oriental China: (i) approve the operating strategy and investment plan of New Oriental China; (ii) elect the members of New Oriental China’s board of directors and approve their compensation; and (iii) review and approve New Oriental China’s annual budget and earnings distribution plan. In addition, through these contractual arrangements, we have the right to receive substantially all the economic benefits of New Oriental China.

We have evaluated the VIE structure and concluded that through these contractual arrangements, we have the ability to effectively control New Oriental China and its subsidiaries as well as to receive substantially all the economic benefits of those entities. As a result, we are considered the primary beneficiary of New Oriental China, and New Oriental China and its subsidiaries are our variable interest entities under U.S. GAAP, accordingly we consolidate their financial results and assets and liabilities in our consolidated financial statements.”

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page 9

The VIE Arrangements, page 15

5.	We note from your disclosures that you believe the contractual agreements between the WFOEs and New Oriental China provide the WFOEs with effective control over New Oriental China. In future filings, please expand your accounting policy to describe the significant judgments and assumptions made in determining that the WFOEs are the Primary Beneficiaries of the New Oriental China, requiring consolidation. Your disclosure should focus on the key activities of the affiliated consolidated entities that the WOFE is responsible for, which demonstrates power to direct the significant activities of affiliated consolidated entities.

The Company respectively advises the Staff that it will expand its disclosures for its basis of consolidation under significant accounting policies in note 2 to consolidated financial statements of its future annual reports on Form 20-F as follows:

“Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its majority owned subsidiaries and its VIE, New Oriental China and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Through the equity pledge arrangement with the beneficial owner of VIE, the Company has the right (in form or in substance) to: (i) exercise 100% of the voting rights of New Oriental China’s shareholder and (ii) nominate the members of New Oriental China’s board of directors and senior management. As a result, the Company has the power to direct the activities of New Oriental China that most significantly impact New Oriental China’s economic performance, including the power to, pursuant to the articles of association of New Oriental China. Through trademark license agreements, new enrollment system development service agreements and website development and use agreements with New Oriental China, the Company has the right to receive substantially all of the economic benefits from New Oriental China.

The Company, through its WFOEs, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive substantially all of the economic benefits of the VIE and its subsidiaries. Accordingly, the Company has consolidated New Oriental China because it is considered New Oriental China’s primary beneficiary.”

6.	In future filings, please revise to disclose the following information or tell us why you are not required to do so :

•	the lack of recourse if creditors (or beneficial interest holders) of the VIE have no recourse to the general credit of you as the primary beneficiary (ASC 810-10-50-3(c)); and

•	the terms of any arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the VIE, including events or circumstances that could expose the reporting entity to a loss (ASC 810-10-50- 3(d)).

The Company respectively advises the staff that it will disclose in its future filings the fact that i) creditors of the VIE have no recourse to the general credit of the Company as the primary beneficiary; and ii) there is no either explicit or implicit arrangement that requires the Company to provide financial support to the VIE, including events or circumstances that could expose the Company to a loss.

7.	Please tell us how you complied with ASC 810-10-50-5A(c), which requires you to disclose if you have provided financial or other support (explicitly or implicitly) during the periods presented to the variable interest entity, including its subsidiaries, that you were not previously contractually required to provide or whether you intend to provide that support.

The Company respectively advises the staff that it will disclose in its future filings the fact that the Company did not provide, nor does it intend to provide, any financial or other support either explicitly or implicitly during the periods presented to its variable interest entity including its subsidiaries.

Note 5. Short-Term Investments, page 36

8.	We note that you purchased short-term investments in the amount of $139.9 million in fiscal 2011. In future filings, please revise to disclose the nature of the fixed income financial products purchased from Chinese banks and trusts and provide the disclosures required by ASC 320-10-50-5, including but not limited to the following:

•	Amortized cost basis;

•	Aggregate fair value;

•	Gross unrecognized holding gains;

•	Gross unrecognized holding losses;

•	Net carrying amount; and

•	Total other-than-temporary impairment recognized in accumulated other comprehensive income.

The Company respectively advises the Staff that it will disclose in its future filings the fact that the Company’s short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments as the Company has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with interest rates ranging from 4.1% to 5.7%. It is classified as short-term investments on the consolidated balance sheets as its contractual maturity dates are equal to or less than one year. The repayment of most of the financial products is guaranteed by the Chinese banks from which the fixed income financial products were purchased. Historically, the Company has received the principal, in full, and accrued interest upon maturity of these investments.

All of the Company’s held-to-maturity investments are stated at amortized costs. While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. Therefore, there is no unrecognized holding gain or loss. The Company reviews its held-to-maturity investments for other-than-temporary impairment based on specific identification. No other-than-temporary impairment was recognized for the year ended May 31, 2011.

* * * *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at +86 139 11195439 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850. Thank you.

Very truly yours,

/s/ Louis Hsieh
Louis Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu, New Oriental Education & Technology Group Inc.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Deloitte Touche Tohmatsu CPA Ltd.